

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 21, 2016

Mark R. Stone
Chief Executive Officer
Gores Holdings, Inc.
9800 Wilshire Blvd.
Beverly Hills, California 90212

      Re: Gores Holdings, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed July 28, 2016
               File No. 001-37540

Dear Mr. Stone:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Loan Lauren P. Nguyen *for*

                             H. Roger Schwall
                             Assistant Director
                             Office of Natural Resources